Filed by Realty Income Corporation

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: American Realty Capital Trust, Inc.

Registration Statement No. 333-184201

REALTY INCOME

ARCT

American Realty Capital Trust

ARCT / *NASDAQ*

DECEMBER 2012 Creating the Top Net Lease REIT Acquisition of The Monthly Dividend Company ® NYSE: O

REALTY INCOME
The Monthly Dividend Company®
ARCT
American Realty Capital Trust

The data and other information described in these slides speaks as of the date of the slides or an earlier date indicated.  Future performance may not be consistent with past performance, and is subject to change and inherent risks and uncertainties.
This presentation contains certain statements that are American Realty Capital Trust’s, Realty
Income’s and their respective management’s hopes, intentions, beliefs, expectations, or projections of the future and might be considered to be forward-looking statements under Federal Securities laws. Prospective investors are cautioned that any such forward-looking statements are not guarantees of future performance, and involve risks and uncertainties. American Realty Capital
Trust’s and Realty Income’s actual future results may differ significantly from the matters discussed in these forward-looking statements, and the Companies may not release revisions to these forward-looking statements to reflect changes after the statements are made. Factors and risks that could cause actual results to differ materially from expectations are disclosed from time to time in greater detail in American Realty Capital Trust’s and Realty Income’s filings with the
Securities and Exchange Commission including, but not limited to, their respective Annual
Reports on Form 10-K, Quarterly Reports on Form 10-Q, as well as their respective press releases.
Introductory Notes

REALTY INCOME
The Monthly Dividend Company®
ARCT
American Realty Capital Trust

3
A Compelling Transaction for ARCT’s Stockholders
Premium Valuation:
Realty Income is valuing ARCT’s assets at a significantly higher price and lower cap rate than ARCT’s cost basis, which represents the lowest cap rate of similar net lease REIT transactions
1
– 5.9% cash cap rate / 6.1% GAAP cap rate vs. 8.2% weighted average cap rate basis
– Cap rate is significantly lower than similar transactions, which range from 7.1% -
8.25%
1
– 15.7x forward EBITDA multiple represents second highest amongst similar REIT transactions
2
Ideal Strategic Buyer:
Realty Income represents the ideal strategic buyer given their business focus, size and scale, investment grade balance sheet / cost of capital and share liquidity
No Inquiries Received:
Since announcement of the transaction, no third party has
approached ARCT or its advisors with an alternative transaction or with a request for information despite low break fee of ~1.7% of transaction value
1
2

(1) See page 11 for similar transaction cap rates.
(2) See page 12 for similar transaction forward EBITDA multiples.

REALTY INCOME
The Monthly Dividend Company®
ARCT
American Realty Capital Trust

A Compelling Transaction for ARCT’s Stockholders
(Continued)
4
5
6
Favorable Analyst Reaction:
The transaction has been reviewed favorably by the
research analyst community
– As part of the merger agreement, ARCT management agreed to reduce its total compensation and capped potential financial upside
Alignment of Interests:
Pro forma for the transaction, ARCT management will own ~$45 million of equity in Realty Income, including over $25 million of existing equity in ARCT
Future Growth Opportunities and Value Creation:
Realty Income’s experienced
management team has a successful track record of driving dividend growth and producing enhanced stockholder returns

5 Transaction Summary

REALTY INCOME

The Monthly Dividend Company®

ARCT

American Realty Capital Trust

Transaction Summary
Highly Compelling Offer Unanimously Approved by ARCT and Realty Income’s Boards
As in the Best Interests of the Companies and Their Stockholders
• Transaction Value:
Realty Income will acquire ARCT for approximately $2.95 billion in a
100% stock transaction at a fixed exchange ratio of 0.2874 shares of Realty Income for each share of ARCT
• Implied Price Per Share:
As of September 5, 2012, the day prior to the announcement date,
Realty Income’s closing price implied a value of $12.21 per share for ARCT
1
, which was a 6.8%
premium to ARCT’s average closing price for the 30 calendar days prior to announcement
• Pro Forma Enterprise Value:
Combined enterprise value is $11.4
2
billion, making Realty
Income the largest net lease REIT and 18
th
largest U.S. REIT
• Ownership Structure:
ARCT stockholders will own approximately 25.6% of the combined company’s common stock
• Approvals and Timing:
Transaction subject to approval of both companies’ stockholders at special meetings scheduled for January 16, 2013
(1)
Implied price per share of $12.21 based on 0.2874 exchange ratio applied to Realty Income’s closing share price of $42.48 on
September 5, 2012.
(2)
As of September 5, 2012, one day prior to announcement date.

Ownership of Realty Income, the Best Performing
Net Lease REIT Over the Past 40 Years
•
Merger will result in ARCT stockholders owning Realty Income, the best performing publicly traded net lease REIT
•
Realty Income has paid 508 consecutive monthly dividends since 1970 and has increased its monthly dividend 68 times since its listing on the New York Stock Exchange in 1994
•
Realty Income has increased its annualized dividend 102%, from $0.90 per share in 1994 to
$1.82 per share today; upon the closing of the transaction the dividend is expected to increase another 7% to $1.95 per share
1
•
Since Realty Income’s listing, the compounded annual return to stockholders has been 17.7%, which is more than 670 bps higher than the Dow Jones Industrial Average, Standard & Poor’s
500, NASDAQ and FTSE NAREIT Index for the same time period
2
(1) Current annualized dividend based on December declared dividend of $0.1514 per share. Projected dividend increase assumes a March 2013 close  based on 2013E AFFO.
(2) Compounded annual returns per Bloomberg from Realty Income’s NYSE listing on October 18, 1994 through September 30, 2012.  Assumes reinvestment of dividends, except for NASDAQ.

REALTY INCOME
The Monthly Dividend Company®
ARCT
American Realty Capital Trust

Compelling Growth Potential to Drive Future
Stockholder Value
•
The combined company will be significantly larger and financially stronger than its competitors and will have one of the lowest cost of capital in a sector where low cost capital creates competitive advantage
•
The combined company’s cost of capital advantage positions it to grow earnings while increasing dividends
•
The combined company’s greater scale will facilitate the execution of large transactions through improved access to capital, further enhancing the company’s ability to realize value in the relatively fragmented net lease real estate sector
As a Result of the Merger,  ARCT Stockholders Stand to Benefit from Greater Risk Adjusted
Returns Due to the Enhanced Stability and Diversity of the Combined Property Portfolio

REALTY INCOME
The Monthly Dividend Company®
ARCT
American Realty Capital Trust

Transaction Value Represents a Significant
Premium to ARCT’s Asset Cost
•
On September 5, 2012, the offer value implied a weighted average capitalization rate for
ARCT’s assets of 6.1%, or 5.9% based on current cash rents, significantly below the weighted average capitalization rate of 8.2% paid by ARCT for its assets
(1) 2012 YTD as of June 30, 2012 and includes only closed acquisitions.
(2) Contract purchase price excluding acquisition related costs.
(3) As reported, calculated as net operating income divided by purchase price.
Year Acquisition Volume ($ mm)
2
Weighted Average Cap Rate
3
2008 $ 149 7.7%
2009 180 8.7%
2010 543 8.6%
2011 1,239 7.9%
2012 YTD
1
13 8.5%
Total $ 2,124 8.2%
Proposed Acquisition $ 2,950 6.1%

REALTY INCOME
The Monthly Dividend Company®

ARCT
American Realty Capital Trust

Cap Rate is the Lowest of Similar Public Net Lease
REIT Transactions
Implied Cap Rate
Source:  Company filings, Wall Street Research and Investor Presentations
(1) Represents a 5.9% cash cap rate or 6.1% GAAP cap rate.
5.9%
7.10 -8.25%
7.6%
7.5%
7.5%
7.4%
7.2%
0.0%
1.0%
2.0%
3.0%
4.0%
5.0%
6.0%
7.0%
8.0%
9.0%
American Realty
Capital Trust (1) /
Realty Income
(5-Sep-2012)
American Financial
Realty Trust /
Gramercy Capital Corp.
(5-Nov-2007)
Newkirk Realty Trust / Government Properties
Lexington Realty Trust
(23-Jul-2006)
Trust /
Record Realty Trust
(23-Oct-2006)
Trustreet Properties /
General Electric
Capital Corporation
(30-Oct-2006)
Spirit Finance
Corporation /
Investor Group led by
Macquarie Bank
(13-Mar-2007)
Capital Automotive
REIT /
DRA Advisors LLC
(6-Sep-2005)

REALTY INCOME

The Monthly Dividend Company®

ARCT

American Realty Capital Trust

EBITDA Multiple at High End of Similar Public
Net Lease REIT Transactions
Implied Forward EBITDA
Multiple
(1) Based on announced transaction value and forward consensus median EBITDA estimates.
(2) EBITDA estimate of $251.9 million as at 15-Mar-2007. As of the announcement date, the EBITDA estimate was
$174.0 million implying a transaction multiple of 20.1x.
Source:  Company filings, DataStream, SNL Financial
15.7 x
18.4 x
14.1 x
13.9 x
13.8 x
13.2 x
8.0 x
0.0 x
2.0 x
4.0 x
6.0 x
8.0 x
10.0 x
12.0 x
14.0 x
16.0 x
18.0 x
20.0 x
American Realty
Capital Trust /
Realty Income
(5-Sep-2012)
American Financial
Realty Trust /
Gramercy Capital Corp.
(5-Nov-2007)
Government Properties
Trust /
Record Realty Trust
(23-Oct-2006)
Spirit Finance
Corporation² /
Investor Group led by
Macquarie Bank
(13-Mar-2007)
Trustreet Properties /
General Electric
Capital Corporation
(30-Oct-2006)
Capital Automotive
REIT /
DRA Advisors LLC
(6-Sep-2005)
Newkirk Realty Trust /
Lexington Realty Trust
(23-Jul-2006)
1

REALTY INCOME
The Monthly Dividend Company®

ARCT
American Realty Capital Trust

Transaction Value Represents a Significant
Premium to ARCT’s Historical Trading Levels
•
Implied offer value of $12.21 per share of ARCT common stock represents a premium of:
•
23.5% to ARCT’s volume-weighted average price on first day of trading of $9.89
•
12.3% to the average closing price per share of $10.87 since its NASDAQ listing on
March 1, 2012 through announcement
•
6.8% to ARCT’s 30-calendar-day average share price prior to announcement of $11.43
•
2.1% to ARCT’s closing price on the day prior to announcement of $11.96
$ 11.96
$ 9.50
$ 10.00
$ 10.50
$ 11.00
$ 11.50
$ 12.00
$ 12.50
1-Mar-12 1-Apr-12 1-May-12 1-Jun-12 1-Jul-12 1-Aug-12 1-Sep-12
Implied Value¹ on 5-Sep-2012 = $12.21
Average Since Listing² (1-Mar-2012) = $10.87
30-Calendar-Day Average Prior to 5-Sep-2012 = $11.43
Source:  Bloomberg
(1)
Implied value based on 0.2874 exchange ratio applied to Realty Income’s closing share price of $42.48 on September 5, 2012.
(2)
Average closing price per share from listing on March 1, 2012 until September 5, 2012.

REALTY INCOME
The Monthly Dividend Company®
ARCT
American Realty Capital Trust

After a Comprehensive Strategic Review Process the
ARCT Board Concluded That the Realty Income
Offer Was in the Best Interests of Stockholders
Timeline Process Details
May 2011
•
ARCT filed 8-K to announce it was evaluating strategic alternatives
— Board hired Goldman, Sachs & Co. as financial advisor and Proskauer Rose LLP as external legal counsel
Early June 2011
to
September 2011
•
Over 40 parties were contacted regarding interest in engaging in a potential acquisition of ARCT
•
18 parties entered dataroom
•
6 parties submitted non-binding indications of interest
— No proposal was above ARCT’s initial public offering price of $10.00 per share
— Several proposals only related to the acquisition of a portion of ARCT’s portfolio
June 29, 2011
•
Realty Income submitted a proposal to acquire ARCT’s real estate portfolio as of May 31, 2011 (350 properties)
with consideration in the form of cash, restricted and unrestricted common stock and convertible preferred stock
— Complex offer inadequate and difficult to value
— Burdened stockholders with liquidity constraints
February 21, 2012
•
Realty Income submitted a new non-binding indicative proposal, at a price of $10.25 per share, composed of a fixed exchange ratio of 0.168 and $4.10 per share in cash
March 1, 2012 •
ARCT internalized its management services and listed on the NASDAQ

REALTY INCOME
The Monthly Dividend Company®
ARCT
American Realty Capital Trust

Transaction Results From Comprehensive
Strategic Review Process (Continued)
Timeline Process Details
Early August 2012
•
In August 2012, Realty Income contacted ARCT to indicate interest in revisiting a possible strategic transaction with ARCT
August 16, 2012
•
Realty Income proposed an exchange ratio of 0.2841 for 100% stock consideration that was rejected by ARCT as being insufficient
August 17, 2012 •
The exchange ratio was negotiated upward to 0.2874
August 2012
to
Early September 2012
•
ARCT’s board of directors met several times to review Realty Income’s proposals and discuss the merger agreement
•
The independent directors also met several times to discuss various aspects of the proposed merger
September 5, 2012 •
Realty Income’s board of directors unanimously approved the transaction
September 6, 2012
•
ARCT’s board of directors unanimously approved the transaction
•
Transaction was announced before market open through a joint press release issued by ARCT and Realty
Income

Transaction Has Been Reviewed Favorably By the
Research Analyst Community
• “In our view, O’s deal for ARCT is an attractive one as it has the lowest capital costs in the public markets and we don’t see better offers being out there for the enterprise.”
- J.P. Morgan research report, “3Q a Penny Shy of Our Estimate on Lighter Revenue; Deal Volume as Expected” -
October 25, 2012
• “Points for Solid Execution: Sure, commercial real estate values have gone up since ARCT bought most of its properties. But if they have appreciated at the same pace as, say, the typical strip center owned by the REITs in our coverage universe, then the weighted average cap rate at today’s values would be about 7.3%. The giant gap between that figure and the 5.9% cap rate
ARCT management is selling the company for suggests great execution by them on behalf of their shareholders.”
- Green Street Advisors research report, “A Rare Non-Traded REIT ‘Success’ Story” - September 11, 2012
• “In all, through both a major acquisition like ARCT and the consistent level of acquisition activity on a quarterly basis, Realty
Income is poised for substantial growth in our view.”
- RBC Capital Markets research report, “3Q Earnings Review: Operations, Acqs Strong; Raising 12/13 Est, Introducing
‘14” - October 29, 2012
• “For ARCT shareholders, the benefits include a decline in cost of and a greater access to capital, overhead savings, and partnering with the best in class management team with a track record of producing attractive shareholder returns and dividend growth.”
- JMP Securities research report, “Merger Overshadows 3Q Report; Maintain MP” - November 2, 2012
• “For shareholders in American Realty Capital Trust, yesterday’s announcement will be greeted with justifiable smiles and applause; especially given the negative news that has been flowing from the non-traded REIT space over the past year or so…Bottom line: AR Capital’s and ARCT management’s interests were aligned with those of rank-and-file investors, and ARCT definitely did the right thing.”
- REIT Wrap publication - September 7, 2012
(1) Permission for quotation was neither sought nor obtained.
1
1
1
1
1

16 Overview of Realty Income

Overview of Realty Income
• Realty Income (NYSE: O) is an $8.7 billion commercial real estate company with a
Baa1/BBB/BBB+ (Moody’s/S&P/Fitch) credit rating
• Founded in 1969 to provide monthly dividends to stockholders through the ownership of net lease real estate
•
508 consecutive monthly dividends with 68 dividend increases since NYSE listing in 1994
•
Monthly dividends supported by cash flow from long-term leases
•
Over 2,750 properties under long-term leases to commercial and retail tenants
• Significant growth since NYSE listing in 1994
•
Total capitalization increased from $402 million to $8.7 billion
•
Properties owned increased from 630 to 2,838
•
Property square footage increased from 4.1 million to 34.3 million
•
Tenant industries increased from 5 to 44
•
Share price increased from $8.00 to $40.17
•
Dividend per share increased from $0.90 per share to $1.95 per share, pro forma for this transaction
Note:  Capitalization and share price as of December 5, 2012.

REALTY INCOME
The Monthly Dividend Company®

ARCT
American Realty Capital Trust

Realty Income’s Long-Term Goals
Moderate FFO growth
Moderate dividend growth
Maintain a conservative business strategy that does not take excessive risk in the pursuit of objectives
Maintain a conservative financial position for stockholders
Realty Income Delivers Consistent Earnings and Dividend Growth
Using Conservative Operating and Balance Sheet Strategies
Debt: Maximum 20 - 35%
Preferred: Maximum 10 - 15%
Interest Coverage Ratio: 3.0x or above
Fixed Charge Ratio: 2.5x or above
Solid dividend coverage
Payout Ratio: At or below 85%

$0.90
$0.93
$0.95
$0.96
$1.02
$1.08
$1.11
$1.14
$1.17
$1.20
$1.32
$1.40
$1.52
$1.64
$1.70
$1.72
$1.73
$1.75
$1.82
$1.95
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
Pro Forma

REALTY INCOME
The Monthly Dividend Company®

ARCT
American Realty Capital Trust

Proven Track Record of Consistent Dividend
Growth
•
Realty Income has a consistent track record of generating dividend growth over its 18 years as a public company
•
Realty Income has increased its dividend 68 times since its 1994 NYSE listing and has had 508 consecutive monthly dividends
•
The dividend has increased every year since the listing
1
Source:  Bloomberg
(1) Annualized dividend amount reflects the December declared dividend rate per share multiplied by twelve.

17.7%
11.0%
9.6%
8.5%
8.3%
Realty Income1
FTSE NAREIT Equity Index2
Dow Jones Industrial Average1
S&P 5001
NASDAQ3

REALTY INCOME
The Monthly Dividend Company®

ARCT
American Realty Capital Trust

Realty Income Has Achieved Outsized Returns
Relative to Major Indices Including the S&P 500
Compounded Annual Return
Source:  Bloomberg.
Note:
(1)
Calculated as the difference between closing stock price as of period end, less the closing  stock price as of previous period.
(2)
Per NAREIT website and Factset. Includes reinvestment of dividends.
(3)
Price only index, does not include dividends.  Source: Factset.
   All of these compounded average annual total return rates are calculated in the same manner: from Realty Income’s
NYSE listing on October 18, 1994 through September 30, 2012 and assuming reinvestment of dividends, except for
NASDAQ. Past performance does not guarantee future performance. Realty Income presents this data only for informational purposes and makes no representation about its future performance or how it will compare in performance to other indices in the future.

21 Combined Company Highlights

✓			
✓			
✓			

REALTY INCOME
The Monthly Dividend Company®
ARCT
American Realty Capital Trust

Superior Asset Portfolio
•
Achieves greater economies of scale than standalone ARCT and Realty Income by leveraging
Realty Income’s operating platform over a larger portfolio
•
Creates the largest public triple net lease company by over two times; well-positioned as a premier consolidator in the net lease sector
ARCT Current Realty Income Current Combined Company
Meaningfully Increases Size &
Scale
1
506 Properties
15.7 mm Square Feet
~$2.8 billion
Total Capitalization
2,838 Properties
34.3 mm Square Feet
~$8.7 billion
Total Capitalization
3,344 Properties
50.0 mm Square Feet
~$11.6 billion
Total Capitalization
Increased Industry
Diversification
26 Tenant Industries 44 Tenant Industries 48 Tenant Industries
Decreased Top 15 Tenant
Concentration
2
63% 47% 41%
(1) Total capitalization based on closing share prices as of December 5, 2012.
(2) Based on average annual base rent.
•
Allows ARCT stockholders to exchange their shares for those of Realty Income, with a broader, more diverse asset portfolio, on a tax free basis

129%

REALTY INCOME
The Monthly Dividend Company®

ARCT
American Realty Capital Trust

Consolidation Opportunity
•
Estimated $1.5 to $2.0 trillion of U.S. real
estate is held by corporate owners / users
•
Highly fragmented market without a dominant
type of investor
•
Sector is underpenetrated by public companies
•
Limited competition from investors due to
constricted bank lending market
•
Increased transaction volume signifies more
inventory from sellers to transact
Source:  Public filings and Real Capital Analytics.  Represents total market value of real estate owned by O, NNN, EPR,
ARCT, LXP, SIR, GTY and LSE.
Fragmented Net Lease Market Provides Ample Opportunity for Realty Income to
Continue to Grow
Estimated Ownership Profile
TTM Transaction Volume ($ in billions)
Realty Income Can Drive Higher Earnings and Earnings Growth than Any of its Public Comparables
Due to Significant Cost of Capital Advantage
Publicly
Owned
(<5%)
(1)
Not
Publicly
Owned
(>95%)
$39.3
$9.3
$21.3
Aug. 2007 Sep. 2009 Mar. 2012

REALTY INCOME
The Monthly Dividend Company®

ARCT
American Realty Capital Trust

Size is a Competitive Advantage and Drives Value
Source:  Bloomberg
(1) Average total return of the top 20 largest REITs by equity market capitalization at the end of each year, per NAREIT.
Total Return
The Largest REITs Consistently Outperform The Broader REIT Market
•
Average annual outperformance of 4.5%
5.7%
39.8%
36.8%
15.7%
42.8%
(13.6)%
(21.3)%
31.6%
29.6%
10.8%
16.9%
3.6%
36.7%
31.5%
12.1%
35.9%
(16.8)%
(38.0)%
28.6%
28.5%
8.7%
14.9%
2002 2003 2004 2005 2006 2009 2010 2011 2012
Top 20 Largest REITs¹ MSCI U.S. REIT Index
2007 2008

33%

35%

REALTY INCOME
The Monthly Dividend Company®

ARCT
American Realty Capital Trust

Combined Company Increased Size and Scale
•
Largest public triple net lease company by
over two times
•
18
th
largest public U.S. REIT
•
Cost of capital, operational and economies
of scale advantages
•
Increased float and liquidity
•
Pro forma real estate revenue to be
approximately 35% higher
•
Realty Income positioned as the premier
consolidator in the net lease sector
•
Realty Income’s acquisition volume
through 3Q 2012 far exceeds that of
ARCT’s
Total Market Capitalization
Annual Rental Revenues
Equity Value Total Debt + Preferred
7,205
5,361
3,831
1,893
2,161
1,860
4,352
3,305
1,473
2,037
1,696
$11,556
$8,665
$5,304
$3,930
$3,857
$2,820
O (PF) O NNN LXP EPR ARCT
$681
$505
$335
$332
$256
$176
O (PF) O NNN LXP EPR ARCT
959
—
Realty Income has acquired properties at
the rate of approximately $80 million per
month while ARCT has acquired
approximately $5 million per month
Note: $ in millions.  Stock price as of December 5, 2012 used to calculate Total Market Capitalization.  Rental revenues and debt plus preferred per 3Q 2012 Company filings.

REALTY INCOME
The Monthly Dividend Company®
ARCT
American Realty Capital Trust

Improved Credit Profile and Access to Capital
•
Lower cost of debt capital resulting from larger size, access to multiple forms of capital, and Realty Income’s investment grade credit rating
•
Well positioned to benefit from external acquisition growth strategy compared to substantially all competitors with higher capital costs
•
In a worsening fiscal environment ARCT’s current sub-investment grade credit rating could put the Company at a disadvantage across capital markets compared to combined company
•
Standalone ARCT is much more exposed to increases in interest rates than combined company
ARCT Realty Income Commentary
Unsecured Debt
No Yes
•
Issued unsecured debt with coupons as low as 2.0% (6 year notes) and 3.25%
(10 year notes)
¹
Preferred Equity
No Yes
•
Issued preferred equity with dividends ranging from 6.625% to 6.750%
Public Common Equity
No Yes
•
Successful track record of follow-on equity offerings
Credit Ratings
Ba2/BB Baa1/BBB/BBB+
•
ARCT stockholders will immediately benefit from current IG rating
Secured Debt as % of Total
Debt
~54% ~5%
•
More flexible capital structure with increase in unencumbered asset base
Floating Rate Exposure²
~46% ~1%
•
Less reliance on floating rate bank debt or secured mortgage debt
Weighted Average Debt
Tenor
4.1 years 7.6 years
•
Longer weighted average debt maturity
ARCT Stockholders Gain Materially Improved Access To Capital and Benefit From
Realty Income’s Track Record as an Investment Grade Issuer
(1) 3.25% coupon was in the top 5 lowest issuances for 10-year note issuances for in the REIT space for 2011-2012 YTD .
(2) Floating rate exposure calculated as floating rate debt as a percentage of total debt outstanding.  Realty Income’s
$1.0 billion revolver currently has $0 drawn, subsequent to 3Q 2012.  ARCT’s floating rate debt includes a revolver and term loan.

REALTY INCOME
The Monthly Dividend Company®
ARCT
American Realty Capital Trust

Investment Grade Debt Profile
•
The combined company will have few near-term debt maturities and well-laddered maturities after 2017
•
Weighted average debt duration increases from 4.1 years for ARCT to 7.8 years combined
•
Secured debt as a percentage of total debt decreases from 54% for ARCT to 17% combined
•
Variable rate debt as a percentage of total debt decreases from 46% for ARCT to 1% combined
Note:  Based on company 3Q 2012 filings.
26.9
111.4
252.9
23.0
178.0
100.0
150.0
275.0
175.0
2,365.6
$126.9
$44.6
$261.4
$527.9
$198.0
$2,543.6
2013 2014 2015 2016 2017 Thereafter
Mortgage Debt Senior Unsecured Notes

28 Conclusion

REALTY INCOME
The Monthly Dividend Company®
ARCT
American Realty Capital Trust

A Compelling Transaction for ARCT’s Stockholders
Premium Valuation:
Realty Income is valuing ARCT’s assets at a significantly higher price and lower cap rate than ARCT’s cost basis, which represents the lowest cap rate of similar net lease REIT transactions
1
– 5.9% cash cap rate / 6.1% GAAP cap rate vs. 8.2% weighted average cap rate basis
– Cap rate is significantly lower than similar transactions, which range from 7.1% -
8.25%
1
– 15.7x forward EBITDA multiple represents second highest amongst similar REIT transactions
2
Ideal Strategic Buyer:
Realty Income represents the ideal strategic buyer given their business focus, size and scale, investment grade balance sheet / cost of capital and share liquidity
No Inquiries Received:
Since announcement of the transaction, no third party has
approached ARCT or its advisors with an alternative transaction or with a request for information despite low break fee of ~1.7% of transaction value
1
2
3
(1) See page 11 for similar transaction cap rates.
(2) See page 12 for similar transaction forward EBITDA multiples.

REALTY INCOME
The Monthly Dividend Company®
ARCT
American Realty Capital Trust

A Compelling Transaction for ARCT’s Stockholders
(Continued)
Alignment of Interests:
Pro forma for the transaction, ARCT management will own ~$45 million of equity in Realty Income, including over $25 million of existing equity in ARCT
– As part of the merger agreement, ARCT management agreed to reduce its total compensation and capped potential financial upside
Favorable Analyst Reaction:
The transaction has been reviewed favorably by the
research analyst community
4
5
6
Future Growth Opportunities and Value Creation:
Realty Income’s experienced
management team has a successful track record of driving dividend growth and producing enhanced stockholder returns

31 Appendix

REALTY INCOME
The Monthly Dividend Company®

ARCT
American Realty Capital Trust

Break Fee Represents One of the Lowest Break
Fees in Similar REIT Transactions
Break Fee Represents ~1.7% of Transaction Value
Source:  SNL Financial
Buyer Seller
Date
Announced
Reported
Breakup Fee
($ 000)
Reported
Deal Value
($ mm)
Breakup
Fees As % of
Deal Value Buyer Seller
Date
Announced
Reported
Breakup Fee
($ 000)
Reported
Deal Value
($ mm)
Breakup
Fees As % of
Deal Value
SL Green Realty Corp. Reckson Associates 8/3/2006 $ 99,800    $ 3,720.3    2.68%   Apollo Investment Corp. Innkeepers USA Trust 4/15/2007 $ 17,000    $ 871.0    1.95%
Developers Diversified Realty Inland Retail REIT 10/20/2006 80,000    3,708.0    2.16%   ProLogis Meridian Industrial Trust 11/16/1998 40,000    852.3    4.69%
ProLogis Catellus Development Corp. 6/5/2005 90,000    3,599.2    2.50%
Eaton Vance-ProLogis
Keystone Property Trust 5/3/2004 27,000    847.7    3.18%
Simon Property Group Inc. Chelsea Property Group Inc. 6/20/2004 110,000    3,554.1    3.10%   Duke Realty Investments Inc. Weeks Corp. 2/28/1999 50,000    825.0    6.06%
Morgan Stanley CNL Hotels & Resorts 1/18/2007 145,000    3,217.9    4.51%   Security Capital Group Inc. Storage USA Inc. 12/5/2001 22,500    816.5    2.76%
General Electric Co. Arden Realty Inc. 12/21/2005 100,000    3,141.9    3.18%   Colonial Properties Trust
Cornerstone Realty Income
10/25/2004 17,000    749.0    2.27%
Public Storage Inc.
Shurgard Storage Centers
3/6/2006 125,000    3,106.0    4.02%   Olympus Real Estate Corp
Walden Residential
9/24/1999 26,750    748.0    3.58%
Georgia-Pacific Corp. Plum Creek Timber Co. 7/18/2000 100,000    2,986.0    3.35%   Metropolitan Partners LLC Tower Realty Trust Inc. 12/8/1998 16,750    739.4    2.27%
Blackstone Group L.P. CarrAmerica Realty Corp. 3/5/2006 70,000    2,899.2    2.41%   U.S. Restaurant Properties
CNL Restaurant Properties
8/9/2004 20,000    710.7    2.81%
Morgan Stanley Crescent Real Estate Equities 5/22/2007 64,200    2,885.2    2.23%   Inland American Real Estate Apple Hospitality Five Inc. 7/25/2007 15,000    678.3    2.21%
Equity Office Properties Trust Cornerstone Properties Inc. 2/11/2000 100,000    2,725.7    3.67%   Equity Residential Properties
Evans Withycombe
8/27/1997 14,000    663.6    2.11%
DRA Advisors Capital Automotive REIT 9/2/2005 40,000    2,236.2    1.79%   Heritage Property Investment Bradley Real Estate Inc. 5/15/2000 15,000    596.4    2.51%
Archstone Communities Trust Charles E. Smith Residential 5/3/2001 95,000    1,842.5    5.16%
General Growth Properties
JP Realty Inc. 3/3/2002 21,000    525.3    4.00%
Centro Watt Heritage Property Investment 7/9/2006 65,000    1,787.0    3.64%   Kimco Realty Corp. Price REIT Inc. 1/13/1998 12,500    521.1    2.40%
Starwood Financial Trust TriNet Corporate Realty Trust 6/15/1999 50,000    1,690.5    2.96%
Health Care Property American Health Properties
8/4/1999 18,700    504.3    3.71%
Investor group Spirit Finance Corp. 3/12/2007 31,000    1,583.6    1.96%   Equity Residential Properties
Wellsford Residential
1/16/1997 14,000    489.0    2.86%
Simon Property Group Inc. DeBartolo Realty Corp. 3/26/1996 35,000    1,462.4    2.39%   ING Groep NV Apple Hospitality Two Inc. 2/15/2007 18,694    467.3    4.00%
General Electric Co. Franchise Finance Corp. 3/30/2001 60,000    1,411.1    4.25%   Inland American REIT Inc. Winston Hotels Inc. 4/2/2007 11,000    460.8    2.39%
Goldman Sachs Group Inc. Equity Inns Inc. 6/20/2007 38,000    1,287.2    2.95%   US Retail Partners, LLC First Washington Realty Trust 9/27/2000 18,000    458.5    3.93%
Bay Apartment Communities Avalon Properties Inc. 3/9/1998 10,000    1,255.6    0.80%   Health Care REIT Inc. Windrose Medical Properties 9/12/2006 20,300    447.0    4.54%
J.E. Robert Company Inc. Highland Hospitality Corp. 4/24/2007 50,000    1,209.9    4.13%   Liberty Property Trust Republic Property Trust 7/23/2007 16,000    435.0    3.68%
Morgan Stanley AMLI Residential Properties 10/23/2005 40,000    1,191.7    3.36%   LBA Realty LLC Bedford Property Investors 2/10/2006 16,000    434.9    3.68%
General Electric Co. Trustreet Properties Inc. 10/30/2006 42,000    1,151.6    3.65%   Westbrook/Sunstone Mgmt Sunstone Hotel Investors Inc. 7/12/1999 25,000    388.0    6.44%
Blackstone Group L.P. MeriStar Hospitality 2/20/2006 21,000    1,129.3    1.86%   Developers Diversified Realty JDN Realty Corp. 10/4/2002 16,000    386.5    4.14%
Gramercy Capital Corp. American Financial Realty Tr. 11/2/2007 32,000    1,120.3    2.86%   CNL Hospitality Properties RFS Hotel Investors Inc. 5/8/2003 15,000    382.3    3.92%
Camden Property Trust Summit Properties Inc. 10/4/2004 50,000    1,111.0    4.50%   Pennsylvania REIT Crown American Realty Trust 5/13/2003 20,000    381.5    5.24%
CalWest Industrial Properties Cabot Industrial Trust 10/28/2001 35,000    1,071.8    3.27%   Public Storage Inc. Storage Trust Realty 11/12/1998 12,000    377.3    3.18%
Hometown America LLC Chateau Communities Inc. 5/29/2003 40,000    1,028.5    3.89%   Post Properties Inc. Columbus Realty Trust 8/1/1997 10,000    377.0    2.65%
JV of Morgan Stanley / Onex Town & Country Trust 12/19/2005 28,000    930.5    3.01%   GEO Group Inc. CentraCore Properties Trust 9/19/2006 9,000    355.8    2.53%
Morgan Stanley Glenborough Realty Trust Inc. 8/20/2006 27,750    926.0    3.00%   Camden Property Trust Paragon Group Inc. 12/16/1996 10,000    342.8    2.92%
DRA Advisors CRT Properties Inc. 6/17/2005 40,000    902.7    4.43%   Morguard Corp. Sizeler Property Investors 8/7/2006 NA    325.3    N/A
Average Break Fee 3.28%

You May Contact Us At
Brian Jones
Chief Financial Officer
OFFICE
(646) 937-6903
EMAIL
bjones@arctreit.com
Heather Gentry
Vice President of Investor Relations
OFFICE
(646) 937-6904
EMAIL
hgentry@arctreit.com
Tere H. Miller
Vice President Corporate Communications
EMAIL
IR@realtyincome.com
Realty Income
600 La Terraza Blvd., Escondido, CA 92025
American Realty Capital Trust
405 Park Avenue, New York, NY 10022
www.arctreit.com
www.realtyincome.com

Additional Information and Where to Find It

These materials are not a substitute for the Registration Statement on Form S-4 (File No. 333-184201) that Realty Income filed with the SEC in connection with the proposed transaction with ARCT, or the definitive joint proxy statement/prospectus sent to security holders of Realty Income and ARCT on or about December 6, 2012 seeking their approval of the proposed transaction. INVESTORS AND SECURITY HOLDERS OF REALTY INCOME AND ARCT ARE URGED TO CAREFULLY READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS DATED DECEMBER 6, 2012, WHICH WAS SENT TO SECURITY HOLDERS OF REALTY INCOME AND ARCT ON OR ABOUT DECEMBER 6, 2012, AS IT CONTAINS IMPORTANT INFORMATION, INCLUDING DETAILED RISK FACTORS. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents filed by Realty Income and ARCT with the SEC at the SEC’s web site at www.sec.gov. This document does not constitute an offer to sell, or a solicitation of an offer to buy, any shares of Realty Income or ARCT common stock.

Participants in the Solicitation

Realty Income, its directors, executive officers and certain members of management and employees may be considered “participants in the solicitation” of proxies from Realty Income’s stockholders in connection with the acquisition. Information regarding such persons and a description of their interests in the acquisition is available in Realty Income’s joint proxy statement/prospectus filed with the SEC, and additional information regarding such persons is included in our proxy statement filed with the SEC on March 30, 2012.

ARCT, its directors, executive officers and certain members of management and employees may be considered “participants in the solicitation” of proxies from ARCT’s stockholders in connection with the acquisition. Information regarding such persons and a description of their interests in the acquisition is available in its joint proxy statement/prospectus filed with the SEC, and additional information regarding such persons is included in ARCT’s proxy statement filed with the SEC on May 21, 2012.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. This notice is being issued pursuant to and in accordance with Rule 135(c) under the Securities Act.

Forward-Looking Statements

Information set forth herein (including information included or incorporated by reference herein) contains “forward-looking statements” (as defined in Section 21E of the Securities Exchange Act of 1934, as amended), which reflect Realty Income’s and ARCT’s expectations regarding future events. The forward-looking statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those contained in the forward-looking statements. Such forward-looking statements include, but are not limited to whether and when the transactions contemplated by the merger agreement will be consummated, the new combined company’s plans, market and other expectations, objectives, intentions and other statements that are not historical facts.

The following additional factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain regulatory approvals for the transaction and the approval of the merger agreement by the stockholders of both parties; unexpected costs or unexpected liabilities that may arise from the transaction, whether or not consummated; the inability to retain key personnel; continuation or deterioration of current market conditions; future regulatory or legislative actions that could adversely affect the companies; and the business plans of the customers of the respective parties. Additional factors that may affect future results are contained in Realty Income’s and ARCT’s filings with the SEC, which are available at the SEC’s website at www.sec.gov. Realty Income and ARCT disclaim any obligation to update and revise statements contained in these materials based on new information or otherwise.